Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is a press release published by Agility Robotics, Inc. (“Agility”) in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility is discussed.

Agility Unveils Digit 5 Humanoid Robot Built for Cooperatively Safe Work at Scale

Built on Over 65,000 Hours of Operation and Commercial Deployments, the Next-Generation Upgrades Let a Single Robot Take On Full Facility Workflows at Scale and Work in Close Proximity to People

SALEM, Ore., Sept. 15, 2026 — Agility Robotics, a leading humanoid robotics and physical AI company, today unveiled Digit® 5, the next generation of its general-purpose humanoid robot. Digit 5 is Agility’s first humanoid robot engineered for cooperatively safe work at scale, allowing it to work in close proximity to people without the physical safety barriers required by traditional automation.

“Digit 5 is removing a major barrier to scaling humanoid robots in industrial environments,” said Peggy Johnson, CEO of Agility Robotics. “We built it to the exact requirements our customers gave us after three years of Digit 4 working on their production floors. The market has responded with more than $300 million in multi-year orders and a growing pipeline of customers across manufacturing, warehousing and logistics. That’s value that compounds as Digit’s capabilities expand, backed by real demand.”

A New Architecture for Cooperatively Safe Operation

Safety has been one of the biggest obstacles to scaling humanoid robots in commercial settings. Digit 5’s new safety architecture is designed to reduce dependence on the protective barriers typically used in traditional robotic automation, allowing it to work in close proximity to people. Building on the milestone of becoming the first humanoid to pass an independent field evaluation on a customer production line for industrial safety standards administered by the U.S. Occupational Safety and Health Administration (OSHA), Digit 5 adds:

●	Safe human detection — Uses proprietary AI algorithms and multiple sensor technologies to continuously monitor for people and take appropriate action by autonomously avoiding, stopping or assuming a seated position.

●	Safety cues — Uses visual and auditory cues to convey motion intent and alert nearby people to enable their participation in safe operation.

●	Safe motion control — An independent safety controller oversees Digit’s response to the detection of people within an unsafe distance and instantly triggers the appropriate safety responses.

Agility is expanding Digit 5’s safety architecture by partnering with industry leaders and is the first launch partner for NVIDIA’s Halos for Robotics platform, pairing Agility’s systems with NVIDIA IGX Thor and Halos Core infrastructure.

“Safely operating around people and assets is what moves humanoid robots from pilots to industrial deployments at scale,” said Deepu Talla, vice president of robotics and edge AI at NVIDIA. “Agility’s Digit 5 is building on more than 65,000 hours of real-world operation and pairing its new safety architecture developed on top of NVIDIA IGX Thor and Halos safety framework for Robotics to help humanoids collaborate safely in factories and warehouses.”

Agility is also helping shape the standards that will govern safe robotics, as a project leader and active contributor to the American National Standards Institute’s ANSI/A3 TR R15.108, the technical report under development for dynamically stable industrial mobile robots including humanoids in the U.S. and Canada, and to the International Organization for Standardization’s ISO 25785-1, the first international safety standard for the humanoid category.

Built for Heavier, More Versatile Work

Developed in response to three years of customer feedback, Digit 5 brings substantial hardware upgrades:

●	40% more payload — A new leg design engineered to withstand repetitive lifting, powered by proprietary cycloidal actuator technology, lets Digit 5 repeatedly lift up to 50 lb. (22.7 kg) loads, allowing full coverage of single-person lift tasks in OSHA-regulated facilities.

●	Faster autonomous charging for more time working — A new 90-minute runtime battery system charges in just 9 minutes, giving Digit 5 a 10:1 run-to-charge ratio (up from Digit 4’s 2:1), enabling more than 20 hours of productive work in a 24-hour day.

●	Swappable end-effectors — A swappable gripper design with ISO-standard mounting flanges allows Digit’s tools to be changed for the job at hand, enabling greater productivity while tackling tasks ranging from tote handling to machine tending.

●	Higher reach with a human-scale footprint — Digit 5 weighs 284 lb. (129 kg), stands 5’ 11” (1.81 m), and can reach heights of up to 7.2 feet (2.2 m) (up from Digit 4’s 5.5 ft), sized to reach the same shelves and move through the same aisles, doorways and workstations built for people.

Expanding What Digit Can Do

Together these upgrades enable a single Digit 5 robot to take on work that used to require a specialized solution at every stage and remove constraints on scale. Since its first commercial deployments, Digit 4 has largely focused on automating tote-based material handling. Digit 5 will leverage Agility’s proprietary approach to physical AI-based capability training to add more manipulation skills and expand to cover a facility’s full workflow: from depalletizing goods as they arrive, to machine tending, kitting and sequencing, and quality inspection as items move through the facility, and finally palletizing them for shipment as they leave. With Agility’s robot management platform, Digit coordinates each handoff with a facility’s existing AMRs, conveyors and warehouse systems, so material keeps moving between stations. Agility continues to build out the physical AI stack that lets engineers develop new, reliable behaviors for Digit 5 across each new workflow.

Proven in the Field

Digit has the longest tenure among humanoid robots actively working in industrial facilities, with nearly three years of continuous commercial deployment. Digit 4 has logged more than 65,000 hours of operational time and work across numerous customer sites in North America, including GXO, Schaeffler, Amazon, and Toyota Motor Manufacturing Canada.

At GXO’s Flowery Branch facility near Atlanta, Digit 4 reached a cumulative 100,000-tote milestone, maintaining approximately 98% accuracy while on-task.

Customer commitment is translating into orders. As of May 2026, Agility had more than $300 million in multi-year customer orders for Digit 5 subject to satisfaction of certain contractual milestones, and a sales pipeline of prospective customers across manufacturing, warehousing, and logistics, reflecting accelerating demand as customers move from pilot programs to full-scale deployment.

Smarter Fleets with Agility Arc

Digit 5 remains fully integrated with Agility Arc™, Agility’s cloud platform for deploying and managing Digit fleets, which is essential as deployments scale. Arc gives operational visibility into fleet KPIs such as uptime, throughput and Mean Time Between Incidents, and connects with existing Warehouse Management, Warehouse Execution and Manufacturing Execution Systems.

Data Privacy and Security

Agility protects Digit’s platform with end-to-end encryption, strict access controls and localized data processing. Digit utilizes onboard cameras, depth sensors and inertial measurement units to navigate and operate safely, processing sensory data locally and transmitting essential system health and diagnostic information to Agility Arc. Transmitted data is encrypted, segregated by customer, and secured using mTLS and TLS 1.2+ rooted to a private certificate authority, while on-robot storage is encrypted for data at rest.

Designed, Developed and Assembled in the U.S.

Digit is assembled at RoboFabⓇ, Agility’s 70,000-square-foot facility in Salem, Oregon, the first factory purpose-built to assemble humanoid robots at scale. At full capacity, RoboFab is designed to produce up to 10,000 Digit robots per year and employ more than 500 people. Agility’s Pittsburgh, Pennsylvania office leads engineering testing, validation and skills development, and its new Fremont, California facility, opened in July 2026, serves as the company’s hardware and physical AI development hub.

Ready for global deployment

In addition to the United States and Canada, for the first time, Agility plans to make Digit available for commercial deployment outside North America, starting with the European Union and United Kingdom. Digit 5 is expected to carry a CE mark and additional regulatory marks to enable market access to the EU, Great Britain and Northern Ireland. Early access to Digit 5 is expected to begin in the first half of 2027, with general availability for manufacturing, warehouse and distribution operators expected by the end of 2027.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for WorkⓇ and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

Agility, the Agility logo, Digit, Agility Arc, RoboFab, and Made for Work are trademarks of Agility Robotics, Inc. All rights reserved. Third-party trademarks are the property of their respective owners.

About Churchill Capital Corp XI (Nasdaq: CCXI)

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes and will include preliminary and definitive proxy statements/prospectus to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: the expected timing and general availability of Digit 5; the expected performance characteristics and technical specifications of Digit 5, including its safety architecture; expectations regarding the scaling of customer deployments; the development and expected capabilities of Digit 5; Agility’s contributions to safety standards; RoboFab’s production capacity and expected employment; Agility’s plans for commercial deployment of Digit 5 in the European Union and United Kingdom; our ability to consummate the proposed business combination and the satisfaction or waiver of the closing conditions set forth in the proposed business combination; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination; projections of market opportunity and market share; estimates of customer adoption rates, market acceptance and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the expected timing of close of the potential transaction; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transaction; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts

Media:

Michael Oldenburg

media@agilityrobotics.com

Investors:

Michael Beer

investor-relations@agilityrobotics.com